JOTAN, INC.
                     118 West Adams Street, Suite 900
                               P.O. Box 836
                          Jacksonville, FL  32201



                      INFORMATION STATEMENT PURSUANT
                    TO SECTION 14(f) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER



             NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                   NO PROXIES ARE BEING SOLICITED AND YOU ARE
                   REQUESTED NOT TO SEND THE COMPANY A PROXY.



     This Information Statement is being mailed on or about February 18, 1997, to holders of the shares of the $.01 par value common stock (the "Common Stock") and the $.01 par value Series A Convertible Preferred Stock (the "Series A Preferred Stock") of Jotan, Inc., a Florida corporation (the "Company"), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. This Information Statement is being furnished by the Company in connection with a series of proposed transactions that will result in, among other things, the election of individuals designated by Rice Partners II, L.P., a Delaware limited partnership ("Rice"), as a majority of the members of the Company's Board of Directors.

     The Company has entered into a Share Purchase Agreement, dated as of December 19, 1996, among the Company, Southland Holding Company ("Southland") and the shareholders of Southland (the "Share Purchase Agreement") to acquire all of the issued and outstanding shares of common stock of Southland for an aggregate purchase price of approximately $27.5 million (subject to adjustment) (the "Acquisition"). In connection with the Acquisition, Jotan is paying non-competition fees to the shareholders of Southland in the aggregate amount of $6,570,249. Southland is a leading supplier of corrugated packaging products to the moving and storage industry as well as to companies in the air freight and perishable food markets. In order to obtain financing for this transaction, the Company has received a proposal by Rice to purchase $9 million of senior subordinated debt and $10 million of senior redeemable preferred stock. F-Southland, L.L.C., a North Carolina limited liability company, and FF-Southland Limited Partnership, a North Carolina limited partnership (collectively, the "Southland Purchasers"), entities affiliated with Franklin Street/Fairview Capital, L.L.C. ("Fairview"), will purchase an aggregate amount of $2 million of such senior subordinated debt and $2 million of such senior redeemable preferred stock in lieu of Rice. Rice and the Southland Purchasers are using working capital derived from partner or member contributions as the source of the consideration to be paid by them for the senior subordinated debt and senior redeemable preferred stock. The Company has also received a proposal from Banque Paribas to obtain up to $12 million in a senior revolving credit facility and $27 million in senior term/acquisition credit facilities. In connection with these transactions, the Company has agreed to issue to Rice warrants which, if exercised, would result in Rice owning approximately 50.5% of the issued and outstanding Common Stock, as of closing, on a fully diluted basis. The Company also has agreed to issue to the Southland Purchasers warrants, which, if exercised, would result in the Southland Purchasers owning approximately 13% of the issued and outstanding Common Stock as of closing, on a fully diluted basis. Rice has been granted the right to elect a majority of the members of the Company's Board of Directors for so long as Rice's investment remains outstanding. Initially, this will be accomplished through amendments to the Restated Articles of Incorporation that entitle the Series B Redeemable Preferred Stock being purchased by Rice and the Southland Purchasers to designate a majority of the Board of Directors.

     The Company has agreed, as a condition to closing, that, prior to the closing, the Board of Directors of the Company shall have taken all corporate action necessary to cause the Board of Directors of the Company to consist of the following persons effective as of the effective time of the closing (the "Effective Time"): Shea E. Ralph, Jeffrey P. Sangalis, Philip A. Davidson and James P. Wilson (Mr. Sangalis, Mr. Davidson and Mr. Wilson, collectively the "Rice Designees") and Jeremiah M. Callahan, an associate of Fairview (the "Fairview Designee"). Of these individuals, only Mr. Ralph and Mr. Callahan presently serve as directors of the Company. The election of the Rice Designees to the Board will result in such individuals constituting a majority of the Board. This Information Statement is being provided in anticipation that the proposed transactions will close on February 28, 1997; the closing of the proposed transactions is subject to the satisfaction of the conditions to closing stated in the various agreements providing therefor and there is no assurance that all such conditions will be satisfied or that the proposed transactions will close.

     NO ACTION IS REQUIRED BY THE SHAREHOLDERS OF THE COMPANY IN CONNECTION WITH THE DESIGNATION AND ELECTION OF THE DIRECTORS TO THE BOARD. However,
Section 14(f) of the Exchange Act requires the mailing to the Company's shareholders of the information set forth in this Information Statement prior to the change in a majority of the Company's directors, pursuant to any arrangement or understanding with the person or persons acquiring securities in a transaction subject to either Section 13(d) or Section 14(d) of the Exchange Act. As of February 10, 1997, there were 5,679,411 shares of Common Stock issued and outstanding. As of February 10, 1997, there were 1,329,357 shares of Series A Preferred Stock outstanding. Each share of Common Stock is entitled to one vote and each share of Series A Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which each share of Series A Preferred Stock could then be converted, which is two (2) as of February 10, 1997.

                             PROPOSED TRANSACTIONS

     Acquisition of Southland Holding Company. On December 19, 1996 the Company entered into a Share Purchase Agreement with Southland and the owners of Southland to consummate the Acquisition. Southland is a leading supplier of corrugated packaging products to the moving and storage industry, as well as to companies in the air freight and perishable food markets, with operations in eleven strategic markets in the United States. Management believes that the acquisition of Southland will allow the Company to leverage its service strategy into additional markets, will allow the Company to market more attentively to national accounts, will facilitate purchasing efficiency through increased volume discounts and will provide opportunities to capture administrative operating efficiencies, as well as providing a base for the acquisition of further strategic assets focused on the packaging industry. Southland's revenues (on an audited basis) for the year ended April 30, 1996 were $62.5 million.

     In order to obtain financing for the acquisition of Southland and to provide a funding base for further possible acquisitions, the Company has obtained a proposal by Rice to purchase $9 million of senior subordinated debt ("Subordinated Debt") and $10 million of Series B Redeemable Preferred Stock ("Series B Preferred Stock"). The Southland Purchasers, affiliates of Fairview, will purchase an aggregate amount of up to $2 million of Subordinated Debt and $2 million of Series B Preferred Stock in lieu of Rice. Another Fairview affiliate, F-Jotan, L.L.C., a North Carolina limited liability company ("F-Jotan"), owns 1,329,357 shares of Series A Preferred Stock that were purchased May 16, 1996 and are convertible into 2,658,714 shares of Common Stock. The Company also has obtained a proposal from Banque Paribas to lend the Company up to $12 million in a senior revolving credit facility and $27 million in senior term/acquisition credit facilities, of which approximately $20 million is expected to be drawn in connection with the Acquisition. (The transactions described in this paragraph, together with the Acquisition, will be collectively referred to as the "Proposed Transactions").

The documentation for the Proposed Transactions is in the process of being prepared and negotiated. Accordingly, the terms of the Proposed Transactions are subject to change between the date of this Information Statement and the closing.

     Subordinated Debt. The Subordinated Debt will bear interest at a rate of 12.5% per annum, with a default rate of 15.5% per annum. Interest is payable quarterly for eight years, with principal due in equal quarterly installments during the seventh and eighth years. Prepayments of the Subordinated Debt are allowed but are subject to premiums ranging from 12.5% during the first year to 0% commencing in the sixth year. The Subordinated Debt is subordinated to the Company's senior debt and is unsecured.

     In addition to the Subordinated Debt, Rice and the Southland Purchasers will also receive pro rata portions of warrants to purchase 3,227,471 shares of Common Stock, representing 13.5% of the outstanding Common Stock on a fully diluted basis, which will be exercisable for a term of ten years (the "13.5% Warrants"). The total exercise price of the 13.5% Warrants is a maximum of $100. The Common Stock issuable upon exercise of the 13.5% Warrants is subject to registration rights that will allow the holders to require the registration of such shares on not more than two occasions, and to include such shares in other registrations by the Company, subject to certain restrictions.

     The 13.5% Warrants include customary antidilution provisions and allow the holder to sell ("put") the 13.5% Warrants to the Company at a price equal to the greater of their book value or their fair market value (the "Put Price") at any time after the earlier to occur of (i) the fifth anniversary of closing, (ii) prepayment of the Subordinated Debt in full, (iii) a material change in the ownership of the Company, (iv) a merger or sale of all or a majority of the Company's assets, or (v) the Company's default in performing certain covenants contained in the documents governing the Subordinated Debt. The Company will have the right to purchase ("call") the 13.5% Warrants at any time after the sixth anniversary of closing for a price equal to the Put Price. As long as the Subordinated Debt is outstanding, Rice and Fairview will each have the right to attend and observe all meetings of the Board of Directors.

     Preferred Stock. The Series B Preferred Stock will accrue dividends at a rate of 8.0% per annum, payable quarterly in cash or, at the Company's option, in kind by the issuance of additional shares of Series B Preferred Stock. Series B Preferred Stock will have a liquidation preference over all other shares of Common Stock and preferred stock, including the Series A Preferred Stock that is currently held by F-Jotan, an affiliate of Fairview. The Series B Preferred Stock may be redeemed by the Company at any time, but subject to premiums ranging from 12.5% during the first year to 0% commencing in the sixth year. Redemption of the Series B Preferred Stock is mandatory on the eighth anniversary of closing. Rice and the Southland Purchasers will be paid pro rata portions of a fee at closing of $250,000 for providing the Series B Preferred Stock financing. The Series B Preferred Stock will entitle the holders thereof at all times that it is outstanding to elect the majority of the Board of Directors.

     In addition to the Series B Preferred Stock, Rice and the Southland Purchasers will also receive pro rata portions of warrants to purchase shares of Common Stock, representing approximately 50% of the issued and outstanding Common Stock on a fully diluted basis, which will be exercisable for a term of ten years (the "50% Warrants"). The total exercise price of the 50% Warrants is a maximum of $100. The portion of the 13.5% and the 50% warrants being acquired by Rice, in the aggregate, will allow Rice to acquire upon exercise approximately 50.5% of the outstanding Common Stock on a fully diluted basis. Through conversion of the Series A Preferred Stock and exercise of the portion of the 13.5% Warrants and the 50% Warrants being acquired by the Southland Purchasers, affiliates of Fairview will after the closing of the Proposed Transactions have the right to acquire approximately 24.12% of the outstanding Common Stock, on a fully diluted basis. The Common Stock issuable upon exercise of the 50% Warrants is subject to registration rights that will allow the holders to require the registration of such shares on not more than two occasions, and to include such shares in other registrations by the Company, subject to certain restrictions. The put and call rights associated with the 50% Warrants are identical to the similar rights of the 13.5% Warrants described above.

     The former holders of Common Stock will collectively own approximately 25.38% of the outstanding shares of Common Stock on a fully diluted basis after giving effect to the Proposed Transactions. Rice will be the Company's largest holder, beneficially owning approximately 50.5% of the outstanding shares of Common Stock on a fully diluted basis after giving effect to the Proposed Transactions. In addition, the Southland Purchasers will beneficially own approximately 13% of the outstanding shares of Common Stock and F-Jotan will beneficially own approximately 11.12% of the outstanding shares of Common Stock on a fully diluted basis after giving effect to the Proposed Transactions. Each of Rice and the Southland Purchasers will be required to file with the Securities and Exchange Commission (the "Commission") statements reporting their respective beneficial ownership of Common Stock pursuant to Section 13(d) of the Exchange Act. For purposes of
Section 13(d), each of the Southland Purchasers and F-Jotan will be deemed to beneficially own the full 24.12% of the outstanding Common Stock on a fully diluted basis as a result of their affiliate status due to their common manager.

Conditions to Closing and Effective Time of the Proposed Transactions

     The closing of the Proposed Transactions is subject to certain conditions, including that the senior revolving and senior term/acquisition loans as described above are obtained, that the Rice Designees are elected to the Company's Board of Directors and that the due diligence review of the Company by Rice and the Southland Purchasers is satisfactory. The Company has agreed to pay Rice and the Southland Purchasers a break-up fee of $500,000 on a pro rata basis if the Company finances the Acquisition other than as described above.

     If all required governmental and other consents and approvals are received, and if the other conditions to the obligations of the parties to consummate the Proposed Transactions are satisfied or waived (as permitted), the Proposed Transactions will be consummated. Assuming satisfaction of all conditions to consummation of the Proposed Transactions, the Proposed Transactions are expected to close February 28, 1997.

Management of the Company After the Proposed Transactions

     The Company has agreed, as a condition to closing, that, prior to the closing, the Board of Directors of the Company shall have taken all corporate action necessary to cause the Board of Directors of the Company to consist of the Rice Designees, the Fairview Designee and Shea Ralph. Of these individuals, only Mr. Ralph and the Fairview Designee presently serve as directors of the Company.

Agreements with Certain Holders of Series A Preferred Stock

     The Company is currently party to certain agreements (the "Prior Agreements") with the holder of the Series A Preferred Stock pursuant to which such holder is entitled to certain preferential rights, including rights to acquire additional shares of capital stock of the Company upon the occurrence of certain events, to approve or disapprove certain transactions to which the Company might become a party, including the Proposed Transactions, and to require that the Company otherwise take or refrain from taking specified actions. In addition, under the terms of the Series A Preferred Stock, the holder thereof is entitled to elect two persons to serve on the Company's seven-person Board and to receive preferential dividends. The Shareholder Agreement among the Company, F-Jotan, the Southland Purchasers, Rice and certain other shareholders of the Common Stock (the "Shareholder Agreement") contains an agreement by the holder of the Series A Preferred Stock providing for the termination of all rights, remedies, indemnities, benefits, priorities and privileges with respect to the Company under the Prior Agreements and releasing the Company from all obligations to such holder thereunder.

Registration Rights

     It is a condition to the obligation of Rice to consummate the Proposed Transactions that the Company shall have executed and delivered the Shareholder Agreement containing, among other things, registration rights. Under the terms of the Shareholder Agreement, Rice will be entitled to require that the Company undertake to register resales of shares of Common Stock held by Rice under the federal Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities laws. Subject to certain limitations, Rice shall be entitled to up to two demand registrations and additional rights to participate in other registrations undertaken by the Company. In connection with any such registrations, the Company has agreed to pay all expenses of registration, other than underwriters' and brokers' discounts and commissions.

The Company's Reasons for the Proposed Transactions

     In reaching its conclusion to approve the Proposed Transactions, the Board of Directors of the Company consulted with the management of the Company, as well as with the Company's financial and legal advisors, and considered various factors, including the following:

     (a) The financial terms of the Proposed Transactions. Based upon the financial information developed by the Company's Board of Directors and management, and consultations with its financial advisor, the Board of Directors has concluded that the Proposed Transactions will be fair to and in the best interests of the Company and its shareholders.

     (b) The strategic benefits of the Proposed Transactions. The Board of Directors of the Company believes that the Proposed Transactions present a number of strategic benefits to the Company. Upon consummation of the Proposed Transactions, the Company, among other things, (i) will offer a broader array of products and services than does the Company alone, (ii) will have a more broad-based management team than the Company currently possesses,
(iii) will serve a larger customer base with a larger revenue base than the Company could generate on its own in the near future, which also provides greater cross-marketing opportunities, and (iv) will have a larger and more experienced consulting and related services staff than the Company now employs. Management also considered a number of negative factors, including but not limited to (i) the time required to fully integrate Southland's operations, (ii) the impact of increased debt service and (iii) the potential impact of increased competition due to the Company's nationwide presence. Management also took into account that the Proposed Transactions should increase the opportunity for the Company to successfully raise funds in the public market.

     (c) Certain financial and other information about the Company and Southland. Such information included, but was not limited to, information with regard to relative valuation analyses, pro forma analyses, comparative financial and operating performance data, contribution analyses, and comparable transactions. The Board of Directors of the Company also considered the results of the due diligence reviews of Southland.

     The foregoing discussion of the information and factors considered by the Board of Directors and management of the Company is not intended to be an exhaustive list or discussion. In reaching its determination to approve the Proposed Transactions, the Board of Directors did not assign any relative or specific weights to different factors.

       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

     Current and Proposed Management and Beneficial Owners. The following table provides information regarding beneficial ownership of Common Stock, Series A Preferred Stock and Series B Preferred Stock, both before and after consummation of the Proposed Transactions, with respect to (i) any person known to the Company to be the beneficial owner of more than five percent of Common Stock, Series A Preferred Stock, or the Series B Preferred Stock, either before or after consummation of the Proposed Transactions, (ii) all current directors of the Company and all persons who are designated to become directors of the Company and who are not currently directors of the Company,
(iii) all executive officers of the Company, (iv) all current directors and executive officers of the Company, as a group, (v) all proposed new beneficial owners and persons designated to become directors of the Company, as a group, and (vi) all current directors and executive officers and all persons designated to become directors of the Company, as a group. Except as otherwise indicated, the shareholders listed below have sole voting and investment power with respect to the shares of Common Stock, Series A Preferred Stock, or Series B Preferred Stock.


                                    Prior to Closing      After Closing
                                    ____________________  ____________________

                                    Amount and  Percent   Amount and  Percent
                                    Nature of      of     Nature of      of
Name and Address of     Title of    Beneficial  Class(2)  Beneficial  Class(2)
of Beneficial Owner      Class      Ownership(1)          Ownership(3)
______________________  ___________ ___________ ________  ___________ ________
F-Jotan (4)
702 Oberlin Rd.,        Common        2,658,714    31.9%     5,766,649   50.4%
Suite 150               A Preferred   1,329,357     100%     1,329,357    100%
Raleigh, NC 27605       B Preferred           0       0%        10,000     20%

Shea E. Ralph
118 West Adams St       Common          950,000    16.7%       950,000   16.7%
Jacksonville, FL 32201

Sheila F. Bonnett(5)
6822 Commerce Avenue    Common          930,000    16.4%       930,000   16.4%
Port Richey, FL 34688

Suzi A. Hernandez(5)
53 Jackson Avenue       Common          950,000    16.7%       950,000   16.7%
Ponte Vedra Beach,
FL  32082

Sidney Ralph (5)
70 Fishermans Lane      Common          456,611       8%       456,611      8%
Ponte Vedra Beach,
FL  32082

Richard M. Gray
1649 Atlantic Blvd.     Common            7,400       *          7,400      *
Jacksonville, FL 32207

William A. Hightower
24609 Deertrace Dr.     Common            7,400       *          7,400      *
Ponte Vedra Beach,
FL  32082

Gert Schumann
3170 Timberlake Point   Common            2,600       *          2,600      *
Ponte Vedra, FL 32082

James D. Lumsden(6)
702 Oberlin Rd.,        Common        2,658,714    31.9%     5,766,649   50.4%
Suite 150               A Preferred   1,329,357     100%     1,329,357    100%
Raleigh, NC 27605       B Preferred           0       0%        10,000     20%

Jeremiah M. Callahan (6)
702 Oberlin Rd.,        Common        2,658,714    31.9%     5,766,649   50.4%
Suite 150               A Preferred   1,329,357     100%     1,329,357    100%
Raleigh, NC 27605       B Preferred           0       0%        10,000     20%

Alton E. Thompson
118 West Adams Street   Common           15,000       *         15,000      *
Jacksonville, FL 32201

David Freedman
118 West Adams Street   Common                0       *              0      *
Jacksonville, FL 32201

John P. Moore
118 West Adams Street   Common            5,000       *          5,000      *
Jacksonville, FL 32201

Rice Partners II,L.P.
5847 San Felipe,        Common                0       0     12,073,132     68%
Suite. 4350             B Preferred                             40,000     80%
Houston, Texas 77057

F-Southland, L.L.C.(7)
702 Oberlin Road,       Common                0       0      5,766,649   50.4%
Suite 150               B Preferred                             10,000     20%
Raleigh, NC 27605

                                     -6-

FF-Southland
Limited Partnership(8)  Common                0       0      5,766,649   50.4%
702 Oberlin Road,       B Preferred                             10,000     20%
Suite 150
Raleigh, NC  27605

Jeffrey P. Sangalis(9)
5847 San Felipe,        Common                0       0     12,073,132     68%
Suite. 4350             B Preferred                             40,000     80%
Houston, Texas 77057

Philip A. Davidson(9)
5847 San Felipe,        Common                0       0     12,073,132     68%
Suite. 4350             B Preferred                             40,000     80%
Houston, Texas 77057

James P. Wilson (9)
5847 San Felipe,        Common                0       0     12,073,132     68%
Suite. 4350             B Preferred                             40,000     80%
Houston, Texas 77057

All current
directors and           Common        4,596,114    55.1%     7,704,049   67.3%
executive officers      A Preferred   1,329,357     100%     1,329,357    100%
as a group (10 persons) B Preferred           0       0%        10,000     20%

All proposed new
beneficial owners       Common                0       0     17,839,781   75.9%
and directors as a      B Preferred                             50,000    100%
group (6 persons)

All current and         Common        4,596,114    55.1%    18,809,781     80%
proposed directors      A Preferred   1,329,357     100%     1,329,357    100%
and executive           B Preferred           0       0%        50,000    100%
officers as a group
(8 persons)

*Less than 1% of outstanding shares of Common Stock.
(1) Reflects stock ownership as of February 10, 1997. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange
Act"), beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the vote) and/or the sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security. The number of shares of Common Stock includes the number of shares of Common Stock that are subject to the exercise of options or warrants within 60 days of the date of this Information Statement and the number of shares of Common Stock issuable upon conversion of such beneficial owner's shares of Series A Preferred Stock (each of which is immediately convertible into two shares of Common Stock), excluding accrued dividends thereon.
(2) Percent of Class of Common Stock with respect to each beneficial owner of Common Stock was calculated based on the ratio of the number of shares of Common Stock beneficially owned by such beneficial owner as of the date of this Information Statement or to be beneficially owned by such beneficial owner as of the date of consummation of the Proposed
Transactions, as the case may be, to the sum of (a) the total number of outstanding shares of Common Stock as of the date of this Information Statement, (b) the number of shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock (each of which is immediately convertible into two shares of Common Stock) held by the applicable beneficial owner and (c) the number of shares of Common Stock issuable upon exercise of options or warrants held by the applicable beneficial owner exercisable within 60 days of the date of this Information Statement. Percent of Class of Series A Preferred Stock was calculated based on the ratio of the number of shares of Series A
Preferred Stock beneficially owned by such beneficial owner as of the date of this Information Statement to the total number of outstanding shares of Series A Preferred Stock. Percent of Class of Series B
Preferred Stock was calculated based on the ratio of the number of shares of Series B Preferred Stock beneficially owned by such beneficial owner immediately following the closing of the Proposed Transactions to the total number of outstanding shares of Series B Preferred Stock at that time.
(3) Reflects stock ownership immediately following the closing of the Proposed Transactions.
(4) Includes, after the closing of the Proposed Transactions, 3,107,935 shares of Common Stock beneficially owned by the Southland Purchasers, which are deemed to be beneficially owned by F-Jotan due to its status as an affiliate of the Southland Purchasers by virtue of having a common

                                     -7-

manager and by Messrs. Lumsden and Callahan due to their ability to control the Southland Purchasers with regard to the voting and disposition of such shares.
(5) Sheila F. Bonnett, Susan A. Hernandez and Sidney Ralph are the two sisters and father, respectively, of Shea E. Ralph, President of the Company.
(6) James D. Lumsden and Jeremiah M. Callahan, who are directors of the Company, are members of Franklin Street/Fairview Capital, L.L.C., the manager of F-Jotan and the Southland Purchasers. The shares shown as owned by Messrs. Lumsden and Callahan are the same shares and consist in each case of the shares beneficially owned by F-Jotan and, after the closing of the Proposed Transactions, the Southland Purchasers, which are deemed to be beneficially owned by Messrs. Lumsden and Callahan due to their ability to control F-Jotan and the Southland Purchasers with regard to the voting and disposition of such shares. The address of Mr.
Lumsden, Mr. Callahan, F-Jotan and the Southland Purchasers is 702
Oberlin Road, Suite 150, Raleigh, North Carolina 27605.
(7) Includes (i) 5,000 shares of Series B Preferred Stock beneficially owned by FF-Southland Limited Partnership, which are deemed to be beneficially owned by F-Southland, L.L.C. due to its status as an affiliate of FF-Southland Limited Partnership by virtue of a common manager and (ii) 4,212,681.5 shares of Common Stock beneficially owned collectively by FF-Southland Limited Partnership and F-Jotan which are deemed to be beneficially owned by F-Southland, L.L.C. due to its status as an affiliate of each of FF-Southland Limited Partnership and F-Jotan by virtue of a common manager.
(8) Includes (i) 5,000 shares of Series B Preferred Stock beneficially owned by F-Southland, L.L.C., which are deemed to be beneficially owned by FF-Southland Limited Partnership due to its status as an affiliate of F-Southland, L.L.C. by virtue of a common manager and (ii) 4,212,681.5 shares of Common Stock beneficially owned by F-Southland, L.L.C. and F-
Jotan which are deemed to be beneficially owned by FF-Southland Limited Partnership due to its status as an affiliate of F-Southland, L.L.C. and F-Jotan by virtue of a common manager.
(9) Jeffrey P. Sangalis and James P. Wilson are principals of Rice, Sangalis, Toole & Wilson, the manager of Rice Partners II, L.P. Philip A. Davidson is a Managing Director of Rice, Sangalis, Toole & Wilson, the manager of
Rice Partners II, L.P. The shares shown as owned by Messrs. Sangalis, Davidson and Wilson are the same shares and consist in each case of the shares owned by Rice Partners II, L.P., which are deemed to be beneficially owned by Messrs. Sangalis, Davidson, and Wilson due to their ability to control Rice Partners II, L.P. with regard to the voting and disposition of such shares. The address of Rice Partners II, L .P. and Messrs. Sangalis, Davidson and Wilson is 5847 San Felipe, Suite 4350,
Houston, Texas 77057.

                        DIRECTORS AND EXECUTIVE OFFICERS

Directors

     The following sets forth the names of (a) current directors of the Company and (b) persons designated to serve as directors of the Company (to the extent not a current director of the Company) as of the Closing, their ages, the year in which they were first elected a director, their positions with the Company, their principal occupations and employers for at least the last five years, and any other directorships held by them in certain other companies. The term of the current directors expires on the date of the 1997 Annual Meeting. For information concerning membership on Committees of the Board of Directors, see "Meetings of the Board of Directors and Committees" below. For information concerning directors' ownership of capital stock, see "Security Ownership of Certain Beneficial Owners" above.

Current Directors
Name                                Age   Positions with the Company
_____________________               ___   __________________________________

Jeremiah M. Callahan                 41   Director
Richard M. Gray                      64   Director
Susan A. Hernandez                   34   Director
William A. Hightower                 53   Director
James D. Lumsden                     43   Director
Shea E. Ralph                        37   Chairman, Chief Executive Officer,
                                          President and Director
Gert E. Schumann                     56   Director

     JEREMIAH M. CALLAHAN is a Principal of Fairview Capital, L.L.C. and has been a director of the Company since July 1996. He has been President of Blue Rhino Corp., a propane distribution company, from June 1994 to December 1995. From 1992 to 1994, Mr. Callahan was also President of DynaPower/Stratopower, a unit of General Signal Corporation and a manufacturer of hydraulic pumps, motors and equipment for the aerospace and industrial markets from 1992 to 1994.

     RICHARD M. GRAY, CPA, is currently, and has been for the past 23 years, a Partner and Founder of the accounting firm Gray & Kelly, and he has been a director of the Company since June 1995. He is a member of the Board of Directors of Family Steak House of Florida, Inc. He is a past President and Board member of Universal Marion Corp., Daylight Industries, and Chapman & Scott Contractors.

     SUSAN A. HERNANDEZ has been a director of the Company since May, 1996. Since October 1994, Ms. Hernandez has been a full-time homemaker. Ms. Hernandez served as the Credit Manager for Atlantic Bag & Paper Company, a wholly-owned subsidiary of the Company, from January 1990 to October 1994. Ms. Hernandez is the sister of Mr. Shea E. Ralph, President of the Company.

     WILLIAM A. HIGHTOWER has been President of Cadnet, Inc. and a director of the Company since June 1995. Cadnet is a developer of network software for CAD systems. He is a member of the Board of Directors of Silicon Valley Group. He was President and Chief Executive Officer of Telematics International, Inc. from 1990 to 1995. Telematics is a computer hardware sales company.

     JAMES D. LUMSDEN has been President and Managing Principal of Fairview Capital, L.L.C. since 1995 and has been a director of the Company since July 1996. Prior to 1995, Mr. Lumsden was a private investor for his own account and for other investors.

     SHEA E. RALPH has been President, Chief Executive Officer and a director of the Company since March 1994. He has served as Chairman of the Board of the Company since 1994 and served as Vice President of Atlantic Bag & Paper Company from 1988 to 1993. Mr. Ralph founded Jotan in 1993.

     GERT E. SCHUMANN has been non-executive Chairman of Frantschach AG since 1986 and a consultant to the pulp, paper, and packaging industries. He has been a director of the Company since June 1995.

Persons Designated to Serve as Directors

Name                               Age    Positions with the Company
________________________           ___    ____________________________________

Philip A. Davidson                  32    None prior to the Proposed
                                          Transactions.  After consummation of
                                          the Proposed Transactions, Mr.
                                          Davidson will serve as a Director.

                                     -9-

Jeffrey P. Sangalis                 38    None prior to the Proposed
                                          Transactions.  After consummation of
                                          the Proposed Transactions, Mr.
                                          Sangalis will serve as a Director.

James P. Wilson                     38    None prior to the Proposed
                                          Transactions.  After consummation of
                                          the Proposed Transactions, Mr.
                                          Wilson will serve as a Director.

     PHILIP A. DAVIDSON has been a Managing Director since 1993 of Rice, Sangalis, Toole & Wilson, a private investment firm based in Houston, Texas, which manages Rice Partners II, L.P., a private investment fund organized to invest in subordinated debt and equity securities of middle market companies. Prior to 1993, Mr. Davidson was completing his Masters of Business Administration at the University of Texas in Austin.

     JEFFREY P. SANGALIS is a founding principal of Rice, Sangalis, Toole & Wilson, a private investment firm based in Houston, Texas, which manages Rice Partners II, L.P., a private investment fund organized to invest in subordinated debt and equity securities of middle market companies, and has served in that capacity since 1989. Mr. Sangalis serves as a director of Bayou Steel Corporation, a producer of light structural steel products.

     JAMES P. WILSON is a founding Principal of Rice, Sangalis, Toole & Wilson, a private investment firm based in Houston, Texas, which manages Rice Partners II, L.P., a private investment fund organized to invest in subordinated debt and equity securities of middle market companies, and has served in that capacity since 1989.

Executive Officers

     The following table sets forth the names of the executive officers of the Company, their ages, their positions with the Company and their principal occupations and employers for at least the last five years, and any other directorships held by them in certain other companies. The term of the current executive officers expires on the date of the first meeting of the Board of Directors held following the 1997 Annual Meeting of shareholders. For information concerning executive officers' ownership of Common Stock, see "Security Ownership of Certain Beneficial Owners" above.

Current Executive Officers

Name                               Age    Positions with the Company
________________________           ___    ___________________________________

David Freedman                      47    Vice President and Chief Financial
                                          Officer

Alton E. Thompson, Jr.              36    Vice President of Sales & Operations

John P. Moore                       37    Controller


     DAVID FREEDMAN has been Vice President and Chief Financial Officer of Jotan since May 1994. From October 1993 to May 1994, he was founder and President of Tax Concepts, a tax research and consulting company. From 1979 to October 1993, Mr. Freedman was Assistant Vice President-Tax, CSX Corporation.

     ALTON E. THOMPSON, JR. was promoted to Vice President of Sales & Operations in August 1995. He joined Jotan, Inc. as General Manager of its Auburndale distribution center in September 1993. Prior to joining Jotan he worked for over 19 years with Jefferson Smurfit Corp., a producer of corrugated products, in various manufacturing and sales capacities.

     JOHN P. MOORE was hired as corporate controller April 1, 1995. Prior to joining Jotan, he was controller of Connerty & Associates, a regional franchiser of Outback Steakhouse and Hooters restaurants.

Meetings of the Board of Directors and Committees

     The Board of Directors of the Company held 14 meetings during the year ended December 31, 1996. Each director attended at least 75% of the total number of Board and Committee meetings that they were eligible to attend. The Company's Board of Directors has two standing committees -- the Audit Committee and the Compensation Committee. The Board of Directors does not have a standing nominating committee, such function being reserved to the full Board of Directors.

     The Audit Committee presently consists of Mr. Ralph and Mr. Gray. The Audit Committee has been assigned the principal functions of: (i) recommending the independent auditors; (ii) reviewing and approving the annual report of the independent auditors; (iii) approving the annual financial statements; and
(iv) reviewing and approving summary reports of the auditors' findings and recommendations. The Audit Committee held two meetings during the year ended December 31, 1996.

     The Compensation Committee consists of Mr. Lumsden and Mr. Hightower. The Compensation Committee has been assigned the functions of approving and monitoring the remuneration arrangements for senior management. In addition, the Compensation Committee administers the Company's stock option plans. The Compensation Committee held three meetings during the year ended December 31, 1996.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the cash and non-cash compensation paid by the Company for services rendered for the fiscal years ended December 31, 1996, 1995 and 1994, to the Company's Chief Executive Officer (the "Named Executive Officer"). No other executive officer of the Company received a salary in excess of $100,000 annually for the periods depicted. No options or SARs were granted during the periods depicted.

                        Summary Compensation Table

                            Annual Compensation
                                                             All Other
Name and Principal Position    Year   Salary($)  Bonus($)  Compensation ($)
_____________________________  ____   _________  ________  __________________
Shea E. Ralph, Chairman,       1996    $70,519     $-0-       $3,600(1)
President and Chief Executive  1995    $60,599     $-0-         $720(1)
Officer                        1994    $70,484     $-0-         $-0-

(1)  Car allowance.


Grant of Stock Options

     No grants of stock options were made to the Named Executive Officer during the fiscal year ended December 31, 1996.

Stock Options and Fiscal Year Stock Option Value

     No stock options were exercised by the Named Executive Officer during the fiscal year ended December 31, 1996. The Named Executive Officer held no unexercised stock options at the end of the fiscal year ended December 31, 1996.

Director Compensation

     All directors are reimbursed for expenses incurred in connection with board and committee meetings attended. No other cash compensation is paid to directors for their services as directors. In lieu of cash compensation, each director receives 1,800 shares of Common Stock annually plus 100 additional shares of Common Stock for each meeting of the Board attended. The director Common Stock compensation is based on the period between annual meetings of the shareholders of the Company.

Compensation Committee Interlocks and Insider Participation

     The Compensation Committee of the Board of Directors is currently comprised of Mr. Lumsden and Mr. Hightower. None of the members of the Compensation Committee served as an officer or employee of the Company or any of its subsidiaries during the year ended December 31, 1996. Except as set forth herein, there were no material transactions between the Company and any of the members of the Compensation Committee during the year ended December 31, 1996.

                         EMPLOYMENT AGREEMENTS

     The Company does not have a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. During 1996, the Company entered into a three-year employment agreement with Shea E. Ralph pursuant to which he will receive an annual salary of $85,000 subject to adjustment by the Board of Directors. The employment agreement prohibits the employee from directly or indirectly competing with the Company during and for a period of two years following termination of his employment with the Company. In addition, the employment agreement requires the Company to pay Mr. Ralph his salary for the remaining portion of the three-year term in the event Mr. Ralph's employment is terminated without cause (as such term is defined in the employment agreement). In connection with the Proposed Transactions, Mr. Ralph and certain other members of management may enter into employment agreements that may alter their existing compensation arrangements and duties and include non-competition and confidentiality restrictions.


                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During the Company's last three fiscal years, there have been no transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of any class of the Company's voting securities, nor any member of any such person's immediate family, except as set forth below and as described above at "Proposed Transactions."

     Mr. Sidney Ralph, father of the Company's President, Shea E. Ralph owns all of the outstanding shares of common stock of Total Supply Systems, Inc. ("Total Supply"), a private corporation. Total Supply has made certain financial advances to the Company pursuant to an arrangement similar to a line of credit with interest charged at prime plus one percent.

     On December 31, 1993, the Company purchased all of the outstanding capital stock of Atlantic Bag and Paper Company ("Atlantic Bag") from Total Supply in exchange for a $750,000 note payable with Total Supply. On September 8, 1994, the Company refinanced its short-term line-of-credit arrangement and the $750,000 note payable with Total Supply into a convertible subordinated debenture. On February 22, 1995, the Company entered into an agreement with Total Supply whereby the old previous debt agreements (convertible debenture, security, etc.) were canceled and a new agreement put in their place. The revised agreement converts a portion of the face value ($919,833) into shares of Common Stock at fair value (determined to be $3.00 by valuation) and the balance of $750,000 was payable over an 81-week period at $10,000 per week including interest at 9.25%. The balance due under the agreement was paid in full during September 1996.

     The Company also leases two warehouses from Sidney Ralph. The two leases have a term until 2004 and a monthly lease payment of $4,000 and $2,000, respectively.

     As described above at "Proposed Transactions," on May 16, 1996, F-Jotan invested $2,000,000 in the Company in exchange for 100% of the outstanding Series A Preferred Stock. Mr. Lumsden and Mr. Callahan are members of

Fairview Management Group, the manager of F-Jotan and were elected to the Company's Board of Directors in connection with the investment by F-Jotan.

     In the opinion of management the terms of the aforementioned related transactions are comparable to the terms that would be obtained with unaffiliated third parties.


SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and beneficial owners of more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD") initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Directors, executive officers and greater than 10% beneficial owners are required by SEC regulations to furnish to the Company copies of all Section 16(a) forms which they file.

     Based solely upon review of the copies of such reports furnished to the Company and written representations that no other reports were required during the fiscal year ended December 31, 1996, the Company believes that all Section 16(a) filing requirements applicable to its directors, executive officers and greater than 10% beneficial owners were complied with.